SEC|

19005698

AN ~~~~~~~~~ REPORT

FORM X-17A-5
PART III

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SEC FILE NUMBER
8-39728

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Huckin Financial Group, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3700 Buffalo Speedway Suite 950

(No. and Street)

Houston   **TX**   **77098**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Huckin   713-526-8411

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M&K CPAS, PLLC

(Name – if individual, state last, first, middle name)

4100 N. Sam Houston Pkwy W. Suite 2008   **Houston**   **TX**   **77086**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✔] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, David Huckin _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Huckin Financial Group, Inc. _____ , as

of December 31 _____ , 20 18 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

David Huckin/ President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Huckin Financial Group, Inc.
Financial Statements
Report Pursuant to Rule 17A-5(d)
December 31, 2018

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Huckin Financial Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Huckin Financial Group, Inc. as of December 31, 2018, the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Huckin Financial Group, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Huckin Financial Group, Inc.'s management. Our responsibility is to express an opinion on Huckin Financial Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Huckin Financial Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Huckin Financial Group, Inc.'s financial statements. The supplemental information is the responsibility of Huckin Financial Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

M&K CPAS, PLLC

M&K CPAS, PLLC

We have served as Huckin Financial Group, Inc.'s auditor since 2009.

Houston, TX

February 22, 2019

3

HUCKIN FINANCIAL GROUP, INC.
Statement of Financial Condition
As of December 31, 2018

ASSETS

Current assets		
Cash	$	182,389
Accounts receivable		2,762
Prepaid expenses		8,125
Total Current Assets		193,276
Non current assets		
Automobile, furniture and equipment, at cost, net of accumulated depreciation $128,471		15,541
Total Non Current Assets		15,541
TOTAL ASSETS	$	208,817

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities		
Accounts payable and accrued expenses	$	20,200
Total Current Liabilities		20,200
TOTAL LIABILITIES		20,200
Members' Equity		
Members' Equity-David Huckin		188,617
Total Members' Equity		188,617
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	208,817

The accompanying notes are an integral part of the financial statements

HUCKIN FINANCIAL GROUP, INC.
Statement of Income
Year ended December 31, 2018

REVENUE

Commissions and fees	$	1,057,286
Advisory and planning fees		445,184
Interest and dividends		73
TOTAL REVENUE		1,502,543

EXPENSES

Salaries and benefits	147,052
Commissions expense	517,435
Contract-Secretarial Services	46,542
Office rent	86,092
Travel	442
Professional fees	92,892
Depreciation	5,576
Postage and delivery	1,595
Telephone and communications	9,761
Dues and subscription	10,544
Other operating expenses	57,596
TOTAL EXPENSES	975,527

Income before income taxes		527,016
Income tax expense (refund)		-
NET INCOME	$	527,016

The accompanying notes are an integral part of the financial statements

HUCKIN FINANCIAL GROUP, INC.
Statement of Changes in Members' Equity
Year Ended December 31, 2018

	Total
Balance at December 31, 2017	$ 361,601
Distribution - David Huckin	(700,000)
Net Income	527,016
Balance at December 31, 2018	$ 188,617

The accompanying notes are an intregal part of the financial statements

HUCKIN FINANCIAL GROUP, INC.
Statement of Cash Flows
Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	527,016
Adjustments to reconcile net income to net cash provided by operations:		
Depreciation		5,576
Changes in operating assets and liabilities:		
Accounts receivable		78,839
Accounts payable and accrued expenses		(37,850)
Prepaid expenses		161
Total adjustments		46,726
Cash provided by operating activities		573,742

CASH FLOWS FROM FINANCING ACTIVITIES

Distribution - withdrawals		(700,000)
Cash used in financing activities		(700,000)
Net cash decrease		(126,258)
Cash at beginning of year		308,647
Cash at end of year		182,389
Non Cash Transactions	$	-

The accompanying notes are integral part of the financial statement

7

HUCKIN FINANCIAL GROUP, INC.
STATEMENT REGARDING CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CLAIMS
December 31, 2018

No statement is required as no subordinated liabilities existed at any time during the year.

The accompanying notes are an integral part of the financial statement

HUCKIN FINANCIAL GROUP, INC.
Notes to Financial Statements

1. Nature of Business and Summary of Significant Accounting Policies

The Nature of business and a summary of the significant accounting policies of Huckin Financial Group, Inc. (the "Company") is set forth below:

Basis of presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States and are expressed in U.S. dollars. The Company's fiscal year end is December 31.

Organization and nature of business

Huckin Financial Group, Inc. was incorporated in Texas on January 2, 1982, and is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company is also registered as an investment advisor with the Texas State Securities Board. Additionally, the Company is licensed as an insurance agency under state laws.

Revenue recognition

On January 1, 2018, we adopted Accounting Standards Update No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which supersedes the revenue recognition requirements in Accounting Standards Codification (ASC) Topic 605, *Revenue Recognition (Topic 605)*. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606. The impact of adopting the new revenue standard was not material to our financial statements and there was no adjustment to beginning retained earnings on January 1, 2018.

Under Topic 606, revenue is recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

We determine revenue recognition through the following steps:

- identification of the contract, or contracts, with a customer;
- identification of the performance obligations in the contract;
- determination of the transaction price;
- allocation of the transaction price to the performance obligations in the contract; and
- recognition of revenue when, or as, we satisfy a performance obligation.

Revenue from the sale of annuity products, insurance products, mutual funds, security transactions and other revenue are recognized on the accrual basis. The Company

records its revenue as received adjusted monthly for receivables based on the Company's estimate of revenue earned from the sale of specific financial products, but not yet collected from the respective insurance company, mutual fund or other financial services company. Securities transactions and all related revenue and expense are recorded in the accounts on a settlement date basis. Revenue and expenses related to securities transactions executed but not yet settled as of period end are not material to the Company's financial statements.

Commissions from the sale of annuity products are recognized when the annuity issuer accepts the sales contract or when a contract is renewed. Commission refunds and charge-backs are normally recognized when the Company is notified of policy cancellation by an annuity issuer.

Revenue from the sale of mutual funds is recognized when the investment in the mutual fund is made.

Depreciation

Depreciation of furniture and equipment is provided on the straight line method over the estimated useful lives of the assets of five to seven years.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property, plant and equipment

Property and equipment is recorded at historical cost, including expenditures which substantially increase the useful lives of existing property and equipment. Maintenance, repairs and minor renewals are expensed as incurred. Costs of assets sold or retired and the related amounts of accumulated depreciation or amortization are eliminated from the accounts in the year of sale or retirement; any resulting gain or loss is reflected in the statement of income.

Cash and cash equivalents

For purposes of the statement of cash flows, cash includes cash on hand, bank checking, money market accounts and money market mutual funds, and short term debt instruments with a maturity of three months or less. As of December 31, 2018, there were no cash equivalents.

Advertising

The costs of advertising are expensed either as incurred or the first time the advertising takes place.

Securities owned

Securities owned by a broker-dealer are subject to specialized industry guidance as prescribed by the American Institute of Certified Public Accountants (AICPA) Audit and Accounting Guide, Brokers and Dealers in Securities. Securities held by broker-dealers are accounted for at fair value with realized and unrealized gains and losses included in earnings. As of December 31, 2018, there were no securities owned by the Company.

Credit risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company does not require collateral from its customers with respect to accounts receivable but performs periodic credit evaluations of such customers' financial conditions. The Company determines any required allowance by considering a number of factors including lengths of time accounts receivable are past due and our previous loss history. The Company provides reserves for accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. As of December 31, 2018 the Company has determined that no allowance for doubtful accounts is required.

Income taxes

The Company elected to be treated as an S-Corporation effective January 1, 2010 which does not pay U.S. federal income taxes itself, nor does it recognize income taxes resulting from members' tax situations, if any. As such, no income taxes have been recognized for the year ended December 31, 2018.

Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Topic 606, which supersedes the revenue recognition requirements in Topic 605. We adopted Topic 606 as of January 1, 2018. See *Revenue Recognition* above for further details.

In February 2018, the FASB issued Accounting Standards Update No. 2018-02, *Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income* (ASU 2018-02), which allows companies to reclassify stranded tax effects resulting from the Tax Act, from

accumulated other comprehensive income to retained earnings. The new standard is effective beginning January 1, 2019, with early adoption permitted. The tax effects are anticipated as a result of this standard.

In January 2017, the FASB issued Accounting Standards Update No. 2017-01, *Business Combinations (Topic 805)*: Clarifying the Definition of a Business (ASU 2017-01), which revises the definition of a business and provides new guidance in evaluating when a set of transferred assets and activities is a business. The new standard does not impact on our financial statements.

In March, 2017, the FASB issued Update 2017-08—*Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities.* For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period.

In March 2017, the FASB issued Update 2017-07—*Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost.* Effective for public business entities for annual periods beginning after December 15, 2017, including interim periods within those annual periods. For other entities, the amendments in this Update are effective for annual periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. Early adoption is permitted as of the beginning of an annual period for which financial statements (interim or annual) have not been issued or made available for issuance. That is, early adoption should be within the first interim period if an employer issues interim financial statements. Disclosures of the nature of and reason for the change in accounting principle are required in the first interim and annual periods of adoption.

2. Furniture and Equipment

Furniture and equipment consist of the following at December 31, 2018:

Equipment	$49,331
Furniture	94,681
Total Cost	144,012
Less Accumulated Depreciation	(128,471)
Net	$ 15,541

Depreciation expense for the period ended December 31, 2018 was $5,576.

3. Employee Benefit Plans

The Company offers a simple IRA plan as well as health insurance plan with Blue Cross Blue Shield.

4. Contingencies

The Company is subject to the normal business risks inherent to broker-dealers in the securities industry. Commission revenue may be unfavorably impacted by changes in financial markets, loss or changes in dealer relationships, loss of access to traditional markets, and product suitability risks attributable to agent and customer relationships. As of December 31, 2018, no claims had been asserted against the Company.

5. Operating Leases

The Company leases its office space under an operating lease that expires on June 30, 2020. Future minimum rental payments required under the noncancellable operating lease as of December 31, 2018, are:

Year	Amount
2019	$83,099
2020	$41,550
2021	$ -

Rental expense on the office space for the ended December 31, 2018 was $86,092.

6. Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2018, the Company had net capital of $162,189 which exceeded its required net capital of $5,000 by $157,189. Withdrawals of equity capital are restricted from causing the Company's net capital to be less than $5,000. The Company's ratio of aggregate indebtness to net capital was .12 to 1. There were no liabilities subordinated to the claims of general creditors during 2018.

7. Fair Value of Financial Instruments

Current accounting literature clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions,

accounting literature established a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows.

- Level 1. Observable inputs such as quoted market prices in active markets;
- Level 2. Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company had no assets or liabilities that were measured and recognized at fair value on a non-recurring basis as of December 31, 2018, and as such, had no assets or liabilities that fell into the tiers described above.

8. Subsequent Events

Management reported that there are no reportable events through the date of this filing.

HUCKIN FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL
December 31, 2018

Computation of Net Capital	
Total member's equity qualified for net capital	$ 188,617
Deductions and/or charges	
Non-allowable assets:	
Accounts receivable	2,762
Fixed assets	15,541
Prepaid expenses	8,125
Net capital	$ 162,189
Aggregate indebtedness	
Total liabilities	$ 20,200
Total aggregate indebtedness	$ 20,200
Computation of basic net capital requirements	
Minimum net capital required (greater of $5,000 or	
6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 157,189
Ratio of aggregate indebtedness to net capital	0.12 to 1

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2018 as filed by Huckin Financial Group, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

SCHEDULE II

HUCKIN FINANCIAL GROUP, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR
BROKER/DEALER UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE
ACT OF 1934

DECEMBER 31, 2018

Huckin Financial Group, Inc. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not carry securities for customers or perform custodial functions relating to customers securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 is not applicable.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Huckin Financial Group, Inc.

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) Huckin Financial Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Huckin Financial Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(1) (exemption provisions) and (2) Huckin Financial Group, Inc. stated that Huckin Financial Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Huckin Financial Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Huckin Financial Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

M&K CPAS, PLLC

M&K CPAS, PLLC

Houston, TX

February 22, 2019

18



Huckin Financial Group, Inc.

3700 Buffalo Speedway, Suite 950, Houston, TX 77098
Telephone: (713) 526-8411
Fax: (713) 526-8589

DAVID HUCKIN
Helping Investors
Improve their
Financial Outlook

Huckin Financial Group, Inc. Assertions

Huckin Financial Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*(1).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception

Huckin Financial Group, Inc.

I, David Huckin, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
David Huckin, President

February 22, 2019



Board of Directors of Huckin Financial Group, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Huckin Financial Group, Inc. and the SIPC, solely to assist you and SIPC in evaluating Huckin Financial Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Huckin Financial Group, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Huckin Financial Group, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Huckin Financial Group, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

M & K CPAS, PLLC

M&K CPAS, PLLC
Houston, TX
February 22, 2019

363 N. Sam Houston Pkwy E., Suite 650   Houston, TX 77060   Main: 832-242-9950   Fax: 832-242-9956   www.mkacpas.com